SILVERMAN SCLAR SHIN & BYRNE PLLC
381 Park Avenue South
Suite 1601
New York, New York 10016
212.779.8600

Facsimile: 212.779.8858

May 14, 2009

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:         Hemispherx Biopharma, Inc.
Preliminary Proxy Statement on Schedule 14A
(SEC filing No. 001-13441)

Dear Mr. Riedler:

On behalf of Hemispherx Biopharma, Inc. (the "Company"), we file herewith amendment no. 1 ("Amendment No. 1") to the above referenced Preliminary Proxy Statement on Schedule 14A and we hereby respond to the comments contained in your May 4, 2009 comment letter. We also will provide the Staff with courtesy copies of Amendment No. 1, marked to show the changes made in response to the  Comment Letter.

Preliminary Proxy Statement filed April 30, 2009

Comment 1.    We note your disclosure on pages 16-17 that you have entered into agreements regarding change in control with William A. Carter and Ransom W. Etheridge.  Please expand your filing to provide the disclosure required by Item 402(j) of Regulation S-K.  Please refer to Item 8 of Schedule 14A.

Response: The required information has been added to Amendment No. 1. in a section called “Post-Employment Compensation” (pp. 24-29 of the Amendment No. 1 marked copy).

Comment 2.    We note your disclosure on page 33 that you may issue the authorized but unissued shares that would be available as a result of the approval of Proposal 3 to (1) attempt to raise capital; (2) acquire additional assets; and/or (3) facilitate an agreement with a potential partner regarding the marketing distribution or manufacturing of your products.  Please expand your disclosure to provide a discussion of any plans to raise capital to acquire additional assets, or enter in to an agreement with a potential partner.

Response:  The Company has revised the disclosure to clarify that it has no current plans to issue newly authorized shares for the future possible purposes referred to in Comment no. 2.  The Company also has revised the disclosure to note the recent securities placement  (p. 37 of the Amendment No. 1 marked copy).

Comment 3.    We note your seek the approval of the Hemispherx 2009 Equity Incentive Plan.  Please provide the disclosure required by Item 201(d) of Regulation S-K.  Please refer to Item 10(c) of Schedule 14A.

Response:  The required disclosure has been added towards the end of proposal No. 4 (p. 40 of the Amendment No. 1 marked copy).

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing,
•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

s/Richard Feiner
Richard Feiner